

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 20, 2012

<u>By E-Mail</u>

Eric Simonson, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0208

>   **Re: Vermillion, Inc.**
>   **Soliciting Material filed pursuant to Rule 14a-12 by György B. Bessenyei,**
>   **Gregory V. Novak, and Robert S. Goggin**
>   **Filed November 16, 2012**
>   **File No. 1-34810**

Dear Mr. Simonson:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material</u>

1. We note that the participants will proceed with their proxy solicitation. Please revise to file a revised and updated preliminary proxy statement.

2. In future filings, please revise the statement that the "Court Does Not Decide Issue of Eliminating Board Seat" since the lawsuit was dismissed.

3. We note the following statements about the Board and the issuer:

    *   Based on information the Group has discovered, on May 15, 2012, believing that defeat was imminent at the upcoming stockholder meeting that was only weeks

away, the Board of Directors made a desperate attempt to disenfranchise Vermillion's stockholders;"

- "The Board's patently false justification for taking this strange step was to 'extend the cash runway;'"

- "However, as President and CEO Gail S. Page and Chairman of the Board James S. Burns subsequently admitted, the actual cash savings from eliminating the Board seat was only $5,000 per year;"

- "[T]hey wasted close to a million dollars on: spending an estimated $300,000 on proxy solicitation…Incurring $300,000+ in legal fees fighting in Delaware court, to justify saving $5,000, which expenses may or may not be reimbursed by Vermillion's insurance carrier. Giving $400,000 severance to Page after 'terminating' her instead of letting her resign;" and

- "As a recent large sample study proved, OVA1 has no peer when it comes to sensitivity in detecting ovarian cancer."

Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the board's or the issuer's performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

4. In future filings, please revise the discussion about the Chancery Court dismissal to address the consequences of the dismissal on the proxy contest and the nomination of one director.

5. We note that you have started preliminary discussions with potential CEO candidates. In future filings, please describe any specific plans to replace the CEO and quantify the financial consequences of any removal.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions